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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TASTYWORKS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 W. FULTON MARKET STE 220
(No. and Street)

CHICAGO	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT SHERIDAN 312-724-7075
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

ONE SOUTH WACKER DRIVE	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, SCOTT SHERIDAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TASTYWORKS, INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CASE M SOSNOFF
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 30, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of tastyworks, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of tastyworks, Inc. (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2016.

Chicago, Illinois
February 27, 2019

tastyworks, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	31,027,044
Receivable from broker dealers, net		6,358,367
Accounts receivable		383,022
Fixed assets and internally developed software, less accumulated depreciation and amortization of $4,082,025		4,610,255
Other assets		960,009
Total assets	**$**	**43,338,697**
Liabilities and Shareholder's Equity		
Liabilities		
Accounts payable and accrued liabilities		842,183
Payable to parent		3,455,540
Accrued payroll and related liabilities		144,842
Deferred rent		531,207
Deferred tax liability		690,950
Total liabilities		**5,664,722**
Total shareholder's equity		**37,673,975**
Total liabilities and shareholder's equity	**$**	**43,338,697**

See Notes to Financial Statements

1. Organization and Nature of Business

tastyworks, Inc. (the Company), a wholly-owned subsidiary of tastytrade, Inc. (the Parent), is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA), effective March 10, 2016 and also became a member of the National Futures Association (NFA) effective August 26, 2016. The Company launched operations on January 3, 2017 and conducts business on a fully disclosed basis with Apex Clearing Corporation, pursuant to the clearing agreement. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and files an Exemption Report as described in SEA Rule 17a-5.

2. Summary of Significant Accounting Policies

Basis of presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fixed assets and internally developed software

Fixed assets and internally developed software are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the useful life ranging from three to seven years.

Fixed assets and internally developed software consisted of the following:

Cost:	Useful Lives	Dec 31, 2018
Equipment	5 years	$ 3,009,758
Computers	5 years	119,612
Furniture & Fixtures	7 years	472,713
Leasehold Improvements	7 years	1,808,070
Software	3 years	167,344
Internally developed software	3 years	3,114,783
Total cost:		8,692,280
Less: accumulated depreciation and amortization		(4,082,025)
Total fixed assets and internally developed software, net		**$ 4,610,255**

Accounting for internally developed software

During the application development stage, management capitalizes, as long-lived assets, certain costs incurred up until the point at which the software is substantially complete and ready for release. Those costs include the external direct costs of materials consumed and services provided by third party vendors during the development process. All payroll and payroll-related costs, including travel incurred by the developers is also capitalized during this phase. With release of the application on January 2, 2017 there were no more costs capitalized and depreciation began to be allocated equally over the 3-year useful life.

Deferred rent
Operating lease obligations, including incentives, are amortized on a straight-line basis over the term of the lease. Deferred rent is recognized for the difference between recognized rent expenses and actual cash payments for rent. At December 31, 2018 $531,207 is recorded as deferred rent on the Statement of Financial Condition.

Income taxes
The Company is organized as a C Corp and is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements. Currently enacted tax laws and rates applicable to the period in which the deferred tax is expected to be realized or settled are used, as prescribed in FASB ASC 740. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded. The Company did not have any material amounts accrued for interest penalties at December 31, 2018. Interest or penalties on income taxes, if incurred, are recognized on the Statement of Operations. There were no material uncertain tax positions at December 31, 2018.

Recent accounting pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The main difference between previous U.S. GAAP and ASU 2016-02 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The new standard is effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The company is adopting the standard beginning fiscal year 2019 using the modified retrospective method. At December 31, 2018, had the Company adopted the standard, the right of use asset is $1,426,293 and corresponding lease liability is $1,946,644 net of all prior deferred rent and leasehold incentives. Management determined the discount rate using a term loan rate sheet provided by the Company's bank and matched the term of the lease. Management has performed sensitivity analysis of 1.5% on the rates used and there was no material impact.

3. **Revenue recognition**

On January 1, 2018, the Company adopted the new accounting standard, *Revenue from Contracts with Customers,* and all the related amendments using the modified retrospective method.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in the new revenue recognition standard. The transaction price in a contract is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

Revenue recognition (continued)

Commissions

Commissions revenues, and related pass-through clearing expenses, are earned through the facilitation of trades for customers in individual equities, equity options, index products, index options, futures and options on futures. The Company believes the execution of these trades is the single performance obligation to the customer and therefore transactions are recorded on a trade-date basis.

Payment for order flow

Payment for order flow is generated from execution partners who accept trades from customer securities transactions. The Company believes its performance obligation is met when trade orders sent to the execution partner are filled and therefore revenue is recognized on a trade-date basis

Receivables from customer contracts:

Contract assets	2018	2017
Commissions receivable	1,776,919	1,365,448
Payment for order flow receivable	1,590,067	828,473
Total contract assets	**$ 3,366,986**	**$ 2,193,921**

Principal transactions, interest and dividends

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and are included in the principal transactions on the Statement of Operations. Interest earned is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

4. Receivables

Amounts receivable from our broker-dealers at December 31, 2018 consisted of the following:

Cash deposit – minimum deposit required with Apex	$1,000,258
Cash balance – PAB accounts	293,984
Recievable from broker-dealers	5,064,125
Total receivable from broker-dealers, net	**$6,358,367**

All fees due to our clearing-brokers are netted against the amounts owed to the Company each period. This includes monthly minimum clearing fees of $35,000 charged by our clearing partner.

5. Related parties

The Company entered into an expense sharing agreement with the Parent, whereby, all payroll and benefit expenses will be paid by the Parent and reimbursed by the Company at cost.
Compensation, benefits and payroll taxes paid by the Parent for staff of the Company, including allocated marketing and developer staff expenses of the Parent. At December 31, 2018, $1,139,427 remained due to the Parent for payroll and benefit expenses.

The Parent has a 401(k) plan covering eligible employees, under which the Parent makes matching contributions pursuant to the plan document. At December 31, 2018, $21,750 remained due to the Parent for matching contributions.

Related parties (continued)

The Company entered into a Master Content and Trading Platform License, and Marketing Services Agreement (the "Agreement") with the Parent. Whereas the Company agreed to pay the Parent in exchange for licensing of its educational content and web-based trading platform, along with marketing services performed on the Company's behalf. At December 31, 2018 $416,667 remained due to the Parent for licensing and marketing services.

Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. At December 31, 2018, the current tax due and payable to the parent was $1,877,696.

There are employees of the Company who have received incentive stock options from the Parent. In 2017, 281,000 incentive stock options were granted to employees of the Company using the following estimates and inputs:

The value of stock option awards granted to employees was estimated using the Black-Scholes option-pricing model. This determination was affected by the estimated stock price at grant date (equal to the exercise price in the case of option awards), which was derived from internal cash flow analyses performed by management, as well as award term and assumptions regarding expected volatility, risk-free interest rate, and expected dividends. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

6. Income taxes

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes (FASB 109)." Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

Income taxes (continued)

		2018
Deferred tax assets:		
Depreciation	$	-
Amortization		45
Deferred Lease Incentive		93,139
Deferred Operating Lease		57,059
Deferred Rent Co-Location		1,222
Accrued Professional Fees		7,151
Capital Loss		61,357
Unrealized Gain/Loss		2,719
Deferred tax assets		**222,692**
Less valuation allowance		(61,357)
Total deferred tax assets	**$**	**161,335**
Deferred tax liabilities:		
Depreciation		(847,323)
Prepaid insurance		(4,962)
Unrealized Gain/Loss		-
Total deferred tax liabilities	**$**	**(852,285)**
Total net deferred taxes	**$**	**(690,950)**

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $61,357 valuation allowance at December 31, 2018 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $37,220.

The Company files income tax returns in the U.S. and Illinois as part of a consolidated group and is therefore subject to periodic audits by these tax authorities. The Company is subject to examination by the Internal Revenue Service and Illinois Department of Revenue for 2015 and later years. The Company is currently under examination by the Internal Revenue Services for the 2015 and 2016 tax years.

7. Leases and related agreements

The Company's headquarters is under a seven (7) year lease with SVF Fulton Chicago, LLC (SVF). Total rent expense recognized by the Company related to the SVF lease for the year ended December 31, 2018 was $314,397 included in Occupancy on the Statement of Operations. The future minimum annual rentals, exclusive of additional payments that may be required for certain increases in taxes and operating costs are as follows:

Leases and related agreements (continued)

Year	Rent
2019	418,501
2020	428,985
2021	439,707
2022	450,666
Subsequent years	151,448
Total	**$1,889,307**

8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

9. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% aggregate debits. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to $250,000, which is the greater of its requirements under Regulation 1.17 under Commodity Exchange Act or Rule 15c3-1. At December 31, 2018, the Company's net capital was $31,589,215 which was $31,339,215 in excess of its minimum requirement of $250,000. The net capital rules might effectively restrict the distribution of equity to the Parent.

10. Off-balance-sheet risk and concentration of credit risk

Customers' transactions are introduced to and cleared through Apex Clearing Corporation, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company conducts business with a broker-dealer for its trading activities. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to agreements. The Company monitors the credit standing of this broker on an ongoing basis. In the event the broker is unable to fulfill its obligations, the Company would be subject to credit risk.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

11. Subsequent Events

The Company has evaluated events subsequent to the date the financial statements were issued. There have been no material subsequent events that occurred during such period which require disclosure in this report.